Applied DNA Sciences, Inc.
                       9229 W. Sunset Boulevard, Suite 830
                          Los Angeles, California 90069

================================================================================

June 16, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         Attn:    Jeffrey Riedler, Assistant Director
                  Division of Corporation Finance

                  Albert Lee, Esq.

         Re:      Applied DNA Sciences, Inc.
                  Amendment No. 1 to Registration Statement on Form SB-2 File No. 333-122848
                  Amended Registration Statement filed April 29, 2005

Ladies and Gentlemen:

     The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated May 23, 2005 (the "Comment Letter") relating to Amendment No. 1 to the Registration Statement on Form SB-2 (the "Registration Statement") of Applied DNA Sciences, Inc. (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number.

     We are filing herewith Amendment No. 2 to the Company's Registration Statement.

FORM SB-2
---------

General
-------

1. Please revise to include a table of contents pursuant to Item 502 of Regulation S-B.

          Response
          --------
          We have revised our prospectus to include a table of contents pursuant to Item 502 of Regulation S-B.

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Securities and Exchange Commission
June 16, 2005
Page 2 of 11


2.        Supplementally, please confirm if Rick Langley of RHL Management, Inc.
          is Richard Langley Jr.

          Response
          --------
          We hereby confirm that, to the best of our knowledge, Rick Langley of RHL Management, Inc. is Richard Langley Jr.

3.        Prior to requesting  acceleration for  effectiveness,  please consider
          Item 310(g) of Regulation S-B and, as necessary, file an amended registration statement on Form SB-2 to include your most recent interim financial statements as of and for the period ended March 31, 2005. In doing so, please also file as an exhibit an updated, signed consent report from your independent accountants.

          Response
          --------
          We have revised our prospectus to include the financial statements for the quarter ended March 31, 2005 as well as obtained a revised consent from our independent registered public accounting firm.

Risk Factors
------------

The Biomedical  Research Products Industry is Very Competitive, and We.. page 11
--------------------------------------------------------------------------------

4. We note your response to comment 19 and reissue the comment. To the extent that market data information is available, please disclose your competitors' respective shares of your target market.

          Response
          --------
          We have revised our disclosure to indicate that although we still are not aware of the total market size, we have disclosed some of our competitors' revenues that we have been able to determine.

Managements Discussion and Analysis of Financial Condition and Results of Operations and Plan of Operation
--------------------------------------------------------------------------------

Intellectual Property Development Product Operations & Partnerships, page 19
--------------------------------------------------------------------------------

5.        We note your  response  to comment 33 and reissue the comment in part.
          Notwithstanding your amended disclosure, please revise the discussion to state that management believes Applied DNA uses highly reputable outside labs. In this regard, please tell us supplementally the extent to which you have utilized the services of labs other than Idaho National Laboratory. We may have additional comments.
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Securities and Exchange Commission
June 16, 2005
Page 3 of 11

          Response
          --------
          We have revised our disclosure to state that we believe that we use highly reputable outside labs. We utilize Idaho national laboratories approximately 75% of the time, Biowell laboratories approximately 20% of the time, and Charles River laboratories, a contract laboratory located in Horsham, Pennsylvania, approximately 5% of the time.

Liquidity and Capital Resources, page 21
----------------------------------------

6. We acknowledge your response to comments 37 and 38 per our letter dated March 15, 2005. However, we believe that Instruction 1 to Item 303 of Regulation S-B requires disclosure regarding the impact of material items that affect or will affect your results of operations. Please also refer to Interpretation; Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and
          Results of Operations Release Nos. 33-8350; 34-48960; FR-72. Please then expand your disclosure to address the increase in your accounts payable and accrued liabilities for the year ended September 30, 2004 and the three months ended December 31, 2004. Additionally, please include a discussion of your arrangement with Biowell Technology, specifically addressing the impact that the minimum purchase orders will have on your results of operations and cash flows in the near term.

          Response
          --------
          The Registrant has reviewed Instruction 1 to Item 303 of Regulation S-B and believes the instruction applies to issuers who have reported revenues from operations in each of the last two (2) years.

          The Instruction requires Registrants to provide a "discussion and analysis" focusing specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or future financial condition

          The Registrant does not provide a "discussion and analysis" of its results of operations and financial condition. As previously stated, the Registrant is a small business issuer that has not had revenues from operations in each of the last two fiscal years. As a result, the Registrant continues to believe it has met the disclosure requirements of Item 303 (a) and (c) and is not required to provide the information requested by Instruction 1.
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Securities and Exchange Commission
June 16, 2005
Page 4 of 11

          The Registrant acknowledges that once revenues from operations are generated, the Company shall comply with the reporting requirements of
          Item 303 (b) of Regulation S-B and provide the information required by Instruction 1.

Business
--------
Overview, page 26
-----------------

7. We note your statement, "[w]e have a very seasoned and experienced management team." Please revise this and similar disclosure throughout the prospectus to indicate it is your belief and revise so as not to present the statements as fact. For example we note on page 33 you state that management and the board have a "unique combination of skills for providing integrated DNA anti-counterfeit..." In addition, you reference experience totaling more than 100 years in the areas of anti-counterfeiting  technology,  microchip technology,  security...."
          Please provide a breakdown of management's experience in the areas of anti-counterfeiting technology and security, respectively, as this experience is not apparent from the background information provided. We may have additional comments.

          Response
          --------
          We have revised our disclosure throughout the prospectus to indicate that it is our belief that we have an experienced management team. Furthermore, we have provided a breakdown of the combined experience of our officers and directors to provide back-up to our claim that we have an experienced management team.

8. We note your response to comment 41. Please revise your disclosure to describe the effects of not closing on the acquisition of Biowell. Additionally, please include a stand alone risk factor addressing the unlikely acquisition of Biowell and the consequences should this occur. We may have further comments.

          Response
          --------
          We have revised our disclosure to discuss the pending acquisition of Biowell's technologies, including the effects of not closing on the acquisition. In addition, we have added a stand alone risk factor discussing the risks to us in the event that we do not close on the acquisition.

9. We note your response to comment 49. Please file the Memorandums of Understanding you refer to in your revised disclosure.

          Response
          --------
          Upon reviewing our files, we determined that we only had two memorandums of understanding and that both have since expired. Therefore we have removed all references to these memorandums of understanding or agreements between us.
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Securities and Exchange Commission
June 16, 2005
Page 5 of 11

10. We note the Biowell license agreement has been suspended. Please file this modification agreement and other revisions to this material agreement as exhibits.

          Response
          --------
          We have filed the letter agreement between the Company and Biowell Technology Inc. agreeing to suspend payments under the license agreement.

11. Please expand the discussion to provide additional clarification concerning how you derive income from the Biowell agreement. It appears that in order to maintain the license you have to submit a certain amount of purchase orders to Biowell. Does Biowell fulfill the orders? How are you compensated and on what basis? In addition, the minimum orders necessary to maintain the license is less than $2 million in. the aggregate for the first five years. Is this an indication of the anticipated market for the product? If so, your business and MD&A sections should be expanded to explain this and how you anticipate generating profits.

          Response
          --------
          We have revised our disclosure to indicate that we place the orders with Biowell who fulfills the order. We charge our clients at a premium to our cost from Biowell, which is how we derive our revenue. We further revised our disclosure to indicate that the $2 million in aggregate purchase orders for the first five years of the license is not an indication of the market for the products, but a consideration of what is involved in the establishment of a new business product.

12. We note the Biowell agreement can be terminated under certain conditions several of which appear to be applicable, including failure to make minimum payment guarantees and insolvency. Please describe the steps you have taken to cure any breach of the agreement and the manner in which the original agreement may have been modified. In addition, in view of the large number of shares issued since you originally entered into the Biowell agreement, please tell supplementally why there has not been a change of control which would also result in a breach of the agreement.

          Response
          --------
          We have revised our disclosure to indicate that all payments due or to become due under the license agreement have been suspended in contemplation of the proposed acquisition. With regards to potential breaches for insolvency or change of control, although our debts exceed our assets, we have not ceased paying our debts and we have been able to meet our debts as they become due. When we executed the license agreement, our liabilities exceeded our assets and it was understood between the parties that such would not change. Also, although we have issued more than 50% of our stock in a number of unrelated transactions, which could conceivably trigger a change of
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Securities and Exchange Commission
June 16, 2005
Page 6 of 11

          control, most of those shares were issued in connection with conditions we negotiated with Biowell for the acquisition of their technology. For example, conditions precedent to the acquisition of the Biowell technology was the raising of over $5 million in a private placement and the elimination of all our debt, which were done through the issuance of a significant number of shares.

13. We note your response to comment 48 and reissue the comment Please expand the discussion in the business section to address the projects referred to in "Product research and development" on page 20. We may have additional comments.

          Response
          --------
          We have expanded our disclosure to provide full and fair disclosure regarding our research and development projects.

Giuliani Partners, page 36
--------------------------

14. Supplementally, please tell us why your agreement with Giuliani Partners was terminated on April 11, 2005.

          Response
          --------
          As stated in our disclosure and in the termination agreement, the decision to terminate the agreement with Giuliani Partners was mutual. We felt that the agreement was no longer in our best interests and we discussed the matter with Giuliani Partners, who agreed that it was best for both parties to mutually terminate the agreement.

15. Please file the settlement agreement with Giuliani Partners as an exhibit.

          Response
          --------
          We have incorporated the filed settlement agreement as an exhibit.

Management, page 38
-------------------

16. We note your response to comment 54 and reissue the comment in part. Please note that Item 401 of Regulation S-B requires a brief description of the business experience of your officers and directors during each of the last five years. Currently, you have gaps of time for one or more executive officers, please account for all periods of time within the last five years. Additionally, your disclosure in this section is difficult and cumbersome to read, please revise to clearly describe their chronological employment histories.
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Securities and Exchange Commission
June 16, 2005
Page 7 of 11

          Response
          --------
          We have revised our disclosure to provide a brief business description for all of our officers and directors during the last 5 years, in accordance with Item 401 of Regulation S-B. We have made sure to account for all periods of time within the five year time frame. Additionally, we have changed around the format to provide the same format for each person, which includes their current position with the Company, and the information for the last five years in chronological format, from earliest to latest.

Financial Statements
--------------------

Consolidated Statements of Losses, pages F-3 and F-36
-----------------------------------------------------

17. We acknowledge your response to comment 64 per our letter dated March 15, 2005. We note your reference to Regulation S-X. We respectfully refer you to Article 5-03 (b)(2) and (b)(3) of Regulation S-X and request that you revise your statements of operations for the applicable periods presented to separately classify amounts related to consulting services. Additionally, we believe the license fee paid to Biowell Technologies represents a research and development cost and should be disclosed separately on your statements of operations. Refer to paragraphs 11 (c) and 13 of SFAS No. 2 and industry practice.

          Response
          --------
          We filed our Annual Report on SEC Form 10-KSB in accordance with Regulation S-B. As a small business issuer, we are not required to prepare financial statements in accordance with the disclosure requirements of Regulation S-X (Item 310 of Regulation S-B). Accordingly, separately classifying amounts related to consulting services and separately disclosing fees paid to Biowell Technologies, Inc. is not required.

Note A- Summary of Accounting Policies, page F-16
-------------------------------------------------

18. We acknowledge your response to comment 65 per our letter dated March 15, 2005. Per your revised disclosure presented on page 23, it appears that you have incurred research and development expense for the period ended December 31, 2004. Please revise your disclosure to clarify your accounting policy with respect to research and development expense. Additionally, please revise your statement of operations for the period ended December 31, 2004 to separately classify research and development expense. Refer to paragraph 13 of SFAS No. 2 and industry practice.

          Response
          --------
          The revised disclosure on page 23 focuses on prospective research & development activities, subject to obtaining financing. We did not incur any material research and development expenditures during the quarter ended December 31, 2004.
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Securities and Exchange Commission
June 16, 2005
Page 8 of 11

          Our policy for accounting for research & development costs, as disclosed in our September 30, 2004 Annual Report of SEC Form 10-KSB is as follows:

          The Company accounts for research and development costs in accordance with the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 2 ("SFAS 2"), "Accounting for Research and Development Costs. Under SFAS 2, all research and development costs must be charged to expense as incurred. Accordingly, internal research and development costs are expensed as incurred. Third-party research and developments costs are expensed when the contracted work has been performed or as milestone results have been achieved. Company-sponsored research and development costs related to both present and future products are expensed in the period incurred. The Company did not incur any research and development expenses from September 16, 2002 (date of inception) through September 30, 2004.

          We anticipate expending material amounts on research and development activities and agree to separately classify and disclose research and development expenses in future filings.

          We believe our policy accounting for and disclosing research and development costs is reasonable and complies with current accounting principles generally accepted in the US.

Note D- Capital Stock, page F-22
--------------------------------

19. We acknowledge your response to comment 66 per our letter dated March 15, 2005. Please clarify in the filing: the period in which the services were rendered; the period in which you recorded the related expense in the financial statements; and your basis for recording each amount in the applicable period.

          Response
          --------
          We have amended our disclosure, under the "Costs and Expenses" disclosure in the Management's Discussion and Analysis and Plan of Operations, to include the following sentence:

          We record the equity-based compensation expense in the period the services are rendered based upon the value of the fair value of our shares issued.

20. We acknowledge your response to comment 69 per our letter dated March 15, 2005. Please clarify for us, supplementally, the measurement date used to determine the fair value of the 1.5 million shares of common stock issued to Biowell Technologies in January 2003. As you have stated that the fair value of the license did not differ materially from the value of the stock issued, please compare the fair value used in the issuance of stock for the license to the fair value used in the same period for other transactions and tell us why you believe the value assigned is appropriate.
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Securities and Exchange Commission
June 16, 2005
Page 9 of 11

          Response
          --------
          We were formed in September 2002 and were capitalized solely with nominal advances from our founders. We had no book value, nor market value. One of our founders had developed a relationship with Biowell and negotiated the outline of a license agreement at our inception. The Agreement was formalized in January 2003. We used the January 2003 period to value the 1,5000,000 shares of our common stock issued to Biowell in exchange for the license agreement. The shares were valued at $.065 per share.

          During the quarter ended December 31, 2004, we issued shares to non-employees for services at an amount equal to $.065 per share. In addition, we received a subscription for our common shares at an amount equal to $.065 per share during the same period.

          Accordingly,   the  value  we  assigned   the  license   agreement  is
          reasonable,   appropriate   and  complies   with  current   accounting
          principles generally accepted in the US.

Condensed Consolidated Financial Statements (Unaudited)
-------------------------------------------------------

Condensed Consolidated Statement of Cash Flows, page F-48
---------------------------------------------------------

21. We acknowledge your response to comment 71 per our letter dated March 15, 2005. Please clarify for us, supplementally, why you appear to have recorded $642,098 of expense in a period prior to the related non-employee's performance of services. Additionally, please clarify whether you retained all or a portion of the shares under the service contract with this non-employee.

          Response
          --------
          We recorded the issuance of the shares and the related expense in the period because we believed the services were either performed or substantially performed. Upon further inquiry, management determined the non-employee had not fulfilled the agreed upon scope of the work and we canceled the previously issued shares.

          We acknowledge we canceled all of the shares under the service contract with the non-employee.

Securities and Exchange Commission
June 16, 2005
Page 10 of 11

Notes to Unaudited Condensed Consolidated Financial Statements
--------------------------------------------------------------

Note F- Convertible Promissory Notes Payable, page F-63
-------------------------------------------------------

22. Please clarify for us, supplementary, your use of volatility of 15% in calculating the relative fair values of the convertible notes and warrants for the December 2004 financing of $1,465 million. Specifically address your use of an average six-day period for the December 2004 transaction, as compared to a 90-day average period for the February 2005 transaction. Additionally, please clarify, for both transactions, your use of an average/weighted average share price, as EITF 98-5 prescribes usage of the share price at the commitment date.

          Response
          --------
          We chose the six-day average period for purposes of calculating volatility for the December 2004 transaction based on our estimate of the anticipated future volatility of our common stock during the respective projected term of the convertible debenture

          Subsequently, in calculating volatility for the February transaction, we noted our share's volatility increased and as a result, we selected a 90-day average period for purposes of calculating volatility.

          We acknowledge we consulted the provisions of EITF 98-5, comparing the commitment dates and our weighted average share price in calculating the beneficial conversion feature. Given the number of transactions, we determined the share price at the various commitment dates(1) did not differ materially from the weighted average share price utilized. The beneficial conversion feature (or intrinsic value) exceeded the proceeds from the issuance of the convertible debt and was charged to operations as interest expense during the periods ended December 31, 2004 and March 31, 2005, respectively.

Note I- Commitments and Contingencies, page F-66
------------------------------------------------

23. Refer to the additional disclosure added in response to comment 72 per our letter dated March 15, 2005. Please then clarify that you record consulting expenses as the related services are rendered.

          Response
          --------
          We follow the policy of charging the costs of consulting services expenses rendered. We believe our policy accounting for consulting
          service   transactions   is  reasonable   and  complies  with  current
          accounting principles generally accepted in the US.
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Securities and Exchange Commission
June 16, 2005
Page 11 of 11

     We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

                                           Very truly yours,

                                           /s/ ROB HUTCHISON
                                           -----------------
                                           Rob Hutchison
                                           Chief Executive Officer